Exhibit (A)(4)

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

This Certificate of Amendment, for a statutory trust to be registered under the Investment Company Act of 1940, is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. C. Section 3801 et seq.) and sets forth the following:

1. The name of the trust is: The Exchange Traded Trust

2. Pursuant to this Certificate of Amendment, the name of The Exchange Traded Trust shall be changed to: Ziegler Exchange Traded Trust

3. This Certificate shall be effective upon FILING.

This Certificate is executed this 15th day of December, 2006 in Milwaukee, Wisconsin, upon the penalties of perjury and constitutes the oath or affirmation that the facts stated above are true to the undersigned trustee’s belief or knowledge.

/s/ John J. Mulherin
John J. Mulherin Trustee